UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-69773

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSIONMARK SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 EAST COTA STREET


OFFICIAL USE ONLY
FIRM I.D. NO.


(No. and Street)

SANTA BARBARA	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ana R. Carter / 813-442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company

(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Troy Hammond _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSIONMARK SECURITIES, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

CEO & President
_____
Title

_____   2/27/2020
Notary Public

SEE ATTACHED NOTARIAL CERTIFICATE

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA NOTARY ACKNOWLEDGMENT

STATE OF CALIFORNIA
COUNTY OF SANTA BARBARA

On _FEBRUARY 27_, 2020 before me, **Nels C. Henderson, Notary Public**, personally appeared

TROY HAMMOND

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

```
NELS C. HENDERSON
COMM. #2239975
Notary Public - California
Santa Barbara County
My Comm. Expires Apr. 27, 2022
NR01
```

[SEAL]

Description of Attached Document (Optional)	Method of Signer Identification
The preceding Certificate of Acknowledgement is attached to a document titled/for the purpose of: _____ Containing _____ pages, and dated _2/27/2020_ The signer(s) capacity or authority is/are as: ☒ Individual(s) ☐ Attorney-in-Fact ☐ Corporate Officer(s): _____ ☐ Guardian/Conservator ☐ Partner - Limited/General ☐ Trustee(s) Representing: _____	Proved to me on the basis of satisfactory evidence: ☒ Form(s) of Identification ☐ Credible Witness(es) **Notarial Event is detailed in notary journal on:** Page # _17_ Entry # _1_ Notarized by: **Nels C. Henderson, Notary Public** Santa Barbara Mobile Notary http://www.sbmobilenotary.com (805) 335-8360

PENSIONMARK SECURITIES, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS

                                                                                                    Page

Report of Independent Registered Public Accounting Firm......................2

Financial Statements

Statement of Financial Condition...3

Statement of Operations..4

Statement of Changes in Member's Equity...5

Statement of Cash Flows...6

Notes to Financial Statements...7-10

Supplemental Schedules

Schedule I – Computation of Net Capital under Rule 15c3-1 of the
   Securities and Exchange Commission.. 11

Schedule II – Computation for Determination of Reserve Requirement for
   Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and
   Exchange Act of 1934 12

Schedule III – Information Relating to the Possession or Control
   Requirements under the Securities and Exchange Commission Rule 15c3-3
   Exchange Act of 1934 13

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pensionmark Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pensionmark Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pensionmark Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pensionmark Securities, LLC's management. Our responsibility is to express an opinion on Pensionmark Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pensionmark Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Pensionmark Securities, LLC's financial statements. The supplemental information is the responsibility of Pensionmark Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pensionmark Securities LLC's auditor since 2018.

Olathe, Kansas
February 26, 2020

PENSIONMARK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS
Current Assets:
Cash	$	128,408
Total Current Assets		128,408

Other Assets:
Accounts Receivable		331,657
Prepaid Expenses and Deposits		76,810
Related Party Receivable		3
Total Other Assets		408,470

	$	536,878

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	$	32,687
Commissions Payable		254,967
Unallocated Cash		21,311
Total Current Liabilities		308,965

Member's Equity		227,913

	$	536,878

See notes to financial statements.

3

PENSIONMARK SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:

12b-1 Fees	$	2,969,281
Insurance Income		289,881
Total Revenues		3,259,162

EXPENSES:

Commission Expense	2,818,824
Professional Fees	65,770
Regulatory Fees	49,313
Expense Sharing (payments to related party)	174,996
Insurance Expense	149,578
Miscellaneous Expense	3,993
Total Expenses	3,262,474

NET LOSS	$	(3,312)

See notes to financial statements.

4

PENSIONMARK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2019

	Total Member's Equity
Balances, January 1, 2019	$ 131,225
Capital Contributions	100,000
Net Loss	(3,312)
Balances, December 31, 2019	$ 227,913

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(3,312)
Adjustments to reconcile net loss to net		
cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(99,961)
Related party receivable		23,960
Prepaid expenses and deposits		(47,834)
Accounts payable and accrued expenses		21,430
Commissions payable		85,187
Unallocated cash		19,840
Net cash used by operating activities		(690)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		100,000
Net cash provided by financing activities		100,000
NET CHANGE IN CASH		
CASH, beginning of year		29,098
CASH, end of year	$	128,408

See notes to financial statements.

6

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Pensionmark Securities, LLC ("PSC" or the "Company"), is engaged in the securities brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

PSC is a single member Delaware limited liability company and a wholly owned subsidiary of Pensionmark Financial Group, LLC (the "Parent Company" or "PFG") which is the sole managing member.

The Company acts as a mutual fund retailer and as a municipal broker for 529 plans. The Company also engages in the sale of variable life insurance and annuities products and engages in commission sharing activities with other broker-dealers.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on January 1, 2019. The Company does not have any leases which meet the criteria and therefore no impact was noted to the financial statements as of December 31, 2019.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2019, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Distribution Fees – Mutual Funds and Insurance Products
The Company earns revenue for selling unaffiliated mutual funds, fixed and variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside of the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). This ongoing revenue may be recognized for many years after the initial sale. The revenue will not be recognized until it is probable that a significant reversal will not occur.

Receivables
Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2019 no allowance was deemed necessary by management.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

Income Taxes *(continued)*

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax provisions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

The Company also has a prepaid insurance expense for E&O coverage paid in advance.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2020, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its member for occupancy, marketing, insurance, technology, administrative and other miscellaneous expenditures commensurate with its operations. The term of the expense sharing agreement is monthly until cancelled by either party. There was no payable to PFG as of December 31, 2019 for the aforementioned expenses. Expenses recorded on the Statement of Operations for the year totaled $174,996. The Company had a $3 receivable from PFG at December 31, 2019, for Broker Dealer revenues due for a registered person which is received from CapFinancial Securities, LLC.

During the year, the member made $100,000 in capital contributions to PSC.

The Company receives payments for certain commission trails from CapFinancial Securities, LLC ("CAPFIN"), a party related to the Company through common ownership interests. These commission trails are for revenues generated by PSC registered representatives but paid to CAPFIN. The Company received $50,970 in payments from CAPFIN for commissions earned during the year ended December 31, 2019.

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

Note C - Net Capital Requirements *(continued)*

At December 31, 2019, the Company had Net Capital of $74,410 which was $53,812 in excess of its required Net Capital of $20,598. The Company's percentage of aggregate indebtedness to Net Capital was 415.22% at December 31, 2019.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note D - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Pensionmark Securities, LLC

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

COMPUTATION OF NET CAPITAL

Total member's equity	$	227,913
Deductions:		
Non-allowable assets:		
Accounts receivable (net of accrued commission payable)		76,691
Related party receivable		3
Prepaid expenses and deposits		76,809
NET CAPITAL	**$**	**74,410**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		308,965
Total aggregate indebtedness	$	308,965

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	20,598
Excess net capital	$	53,812
Percentage of aggregate indebtedness to net capital		415.22%

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2019.

Pensionmark Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Pensionmark Securities, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pensionmark Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Pensionmark Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pensionmark Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Pensionmark Securities, LLC stated that Pensionmark Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pensionmark Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pensionmark Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 26, 2020

PENSIONMARK SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

Pensionmark Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2019 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _____

Date: 2/26/2020

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Pensionmark Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Pensionmark Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective bank disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 26, 2020